Mail Stop 3561
								July 20, 2006


Andrew C. Levy
Managing Director and Secretary
Allegiant Travel Company
3301 N. Buffalo Drive, Suite B-9
Las Vegas, Nevada 89129

Re:      Allegiant Travel Company
	Amendment No. 1 to Registration Statement on Form S-1
	Filed on July 5, 2006
	File No. 333-134145

Dear Mr. Levy:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover page
1. Please state that the selling shareholders are deemed underwriters to the extent the underwriters purchase shares from the selling shareholders to cover overallotments.

Risk Factors, page 12

Our maintenance costs will increase as our fleet ages, page 14
2. Please disclose the average age of an aircraft based on industry standards. For example, since FAA regulations require additional maintenance inspections for older aircraft, please describe the age of an "older aircraft" to help investors assess the risk.

Use of Proceeds, page 29
3. To the extent you incur a commitment or obligation in connection with your current negotiations to purchase a leased aircraft, please revise disclosure accordingly.

Selected Financial and Operating Data, page 32
4. We note that while you have most recently disclosed EBITDA as a measure of operating performance, you have provided a reconciliation of EBITDA to cash flows from operations, which is consistent with the presentation of EBITDA as a measure of liquidity. As such, we believe you should revise your document to provide a reconciliation of EBITDA to net income or loss. Please refer to the guidance provided in question number 15 of our June 13, 2003 release titled "Frequently Asked Questions Regarding the Use of Non-GAAP Financial
Measures."

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Other (Income) Expense, page 49
5. We have reviewed your response to our prior comment number 20. However, we do not believe that your amended disclosures fully address the concerns raised in our prior comment. Given the significance of the "gain on fuel derivatives" recognized in fiscal year 2004 (relative to net income and relative to the gains recognized in fiscal years 2003 and 2004), please disclose the underlying factors which contributed to the materiality of the gain recognized in fiscal year 2004. For example, please disclose whether the size of the gain recognized was a result of the quantity or notional value of outstanding derivative contracts, greater fluctuations in the underlying(s) being hedged by your derivative contracts, or other factors. Your amended disclosures should be as detailed as necessary to provide a clear understanding with regard to the factors contributing to the materiality of the recognized gain.

Financial Statements

General
6. We note that prior to the completion of your offering, you intend to convert from a limited liability company to a corporation. We also note that in connection with your conversion, your outstanding shares of preferred stock will be exchanged for shares of common stock. As such, please present pro forma tax and earnings per share data on the face of your statements of operations for the latest fiscal year and any interim period presented, giving effect to both the tax implications associated with converting from a limited liability company to a corporation and the conversion of your preferred shares to common shares. A pro forma balance sheet should also be presented alongside the historical balance sheet as of the latest period presented in your registration statement, giving effect to the conversion of your preferred stock and the tax adjustments associated with your reorganization.

Consolidated Statements of Shareholders`/Members` Equity (Deficit) and
Comprehensive Income, page F-5
7. Per your statement of shareholders` equity, it appears that you issued warrants valued at approximately $329,000 during the quarter ended March 31, 2006. However, it does not appear that you have discussed the issuance of these warrants elsewhere in your document.
As such, please disclose i) the transaction that resulted in the issuance of the aforementioned warrants, ii) whether the warrants were issued to an employee(s), a related party, or an unrelated third party, iii) the number of warrants that you issued during the quarter, iv) the exercise price(s) of the warrants, and v) how you have valued the warrants, including the assumptions that you used.

Notes to Consolidated Financial Statements

Short-term Investments, page F-10
8. We note that although you have disclosed the cost and market value of your short-term investments as of March 31, 2006, you have not disclosed information regarding their contractual maturities. As such, please expand your disclosures to provide information about the maturity of your short-term investments held at March 31, 2006. Refer to the requirements of paragraph 20 of SFAS No. 115. Employee Benefit Plans

Share Option Program, page F-22
9. We have reviewed your response to our prior comment number 42, but we do not believe that your response fully addresses the concerns raised in our prior comment. While you have discussed the factors considered by your Board of Directors when determining the fair value of your common shares issued in August of 2003, your response does not discuss the use of a valuation methodology or technique, such as those described in the AICPA Auditing and Accounting Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation." As such, please describe in detail the methodology and assumptions used by your Board of Directors to determine the fair value of your common shares on the date that these common shares were issued. In addition, tell us why management chose not to obtain a contemporaneous valuation of your common shares from an independent valuation specialist at the issuance date. If a full valuation analysis was not performed at the time that your common shares were issued, we believe a retrospective valuation should be performed at this time. In addition, please discuss in MD&A the factors considered, significant assumptions and valuation method utilized at each valuation date. Furthermore, we believe that you should specifically disclose the factors that contributed to the increase in the fair value of your common shares from $0.10 per share in August of 2003 to $3.50 in February of 2005 and to $4.50 in September of 2005.
10. Please discuss in MD&A how the exercise prices of your options and warrants issued during fiscal years 2005 and 2006 compare to the expected public offering price of your common shares. Your expanded disclosures should include the following:

* A discussion of the significant factors, assumptions, and methodologies used in determining the fair value of your common shares on the dates that your options and warrants were issued.
* A discussion in MD&A of each significant factor contributing to the difference between the fair value of your common shares as of the dates of your option and warrant issuances and your expected public offering price.
* A discussion in MD&A of the valuation alternative selected for use by the Board of Directors when your options and warrants were issued, and an explanation of why management chose not to obtain a contemporaneous valuation of your common shares by an independent valuation specialist.

Please refer to the guidance outlined in paragraph182 of the AICPA Audit and Accounting Practice Aid "Valuation of Privately-Held-
Company Equity Securities Issued as Compensation."

**********

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeffrey Sears at (202) 551-3302 or Michael Fay at (202) 551-3812, if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Losert at (202) 551-3325 or me at (202) 551-3454 with any other questions.

Sincerely,



Sara Kalin
Legal Branch Chief



cc:	Via Facsimile:  (404) 233-2188
	Mr. Robert Goldberg, Esq.
	Ellis Funk, P.C.
Andrew Levy
Allegiant Travel Company
July 20, 2006
Page 5